CUSIP NO. 781748108                                            Page 1 of 5 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             RURAL/METRO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    781748108
                                 (CUSIP Number)

                              P. Robert Moya, Esq.
                          Quarles & Brady Streich Lang
                            Two North Central Avenue
                             Phoenix, Arizona 85004
                            Telephone: (602) 229-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                         (Continued on following pages)
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CUSIP NO. 781748108                                            Page 2 of 5 pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ERNST MATTHIJS HENDRIK VAN DER LEE
         ERNST-WILLEM VAN DER LEE
         NICOLAAS P. MONTEBAN

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) - [X]
                                                              (b) - [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         PF (see Item 3 below)

--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         THE NETHERLANDS

--------------------------------------------------------------------------------
     NUMBER OF             7.       SOLE VOTING POWER

      SHARES                        809,100
                           -----------------------------------------------------
    BENEFICIALLY           8.       SHARED VOTING POWER

     OWNED BY                       0
                           -----------------------------------------------------
       EACH                9.       SOLE DISPOSITIVE POWER

     REPORTING                      809,100
                           -----------------------------------------------------
      PERSON               10.      SHARED DISPOSITIVE POWER

       WITH                         0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         ERNST MATTHIJS HENDRIK VAN DER LEE             215,000
         ERNST-WILLEM VAN DER LEE                       505,100
         NICOLAAS P. MONTEBAN                            89,000
                                                       --------
         TOTAL                                          809,100
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Stock"), of Rural/Metro Corporation (the "Issuer"), a Delaware corporation, with principal executive offices located at 8401 East Indian Road, Scottsdale, Arizona 85251.

CUSIP NO. 781748108                                            Page 3 of 5 pages

                                  SCHEDULE 13D

ITEM 2.  IDENTITY AND BACKGROUND

a. This statement is being filed together by ERNST MATTHIJS HENDRIK VAN DER LEE, ERNST-WILLEM VAN DER LEE AND NICOLAAS P. MONTEBAN. Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee and Nicolaas P. Monteban are sometimes collectively referred to herein as the "Reporting Persons".

b. The principal business address of the Reporting Persons is WAGENAARWEG 7, 2597 LL THE HAGUE, THE NETHERLANDS.

c. Ernst Matthijs Hendrik Van der Lee is President and CEO of Xalladio Holding B.V., an investment company. Ernst-Willem Van der Lee is President and CEO of Galladio Holding B.V., an investment company. Nicolaas P. Monteban is CFO of Galladio Capital Management B.V., an investment, real estate and financial services company.

d. None of the Reporting Persons during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e.       The Reporting Persons are citizens of The Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds required by:

         Ernst Matthijs Hendrik Van der Lee to purchase the 215,000 shares of Stock owned by him was $827,150. All funds used to purchase this stock were obtained from the personal funds of Ernst Matthijs Hendrik Van der Lee.

         Ernst-Willem Van der Lee to purchase the 505,100 shares of Stock owned by him was $1,872,590. All funds used to purchase this stock were obtained from the personal funds of Ernst-Willem Van der Lee.

         Nicolaas P. Monteban to purchase the 89,000 shares of Stock owned by him was $196,790. All funds used to purchase this stock were obtained from the personal funds of Nicolaas P. Monteban.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Reporting Persons independently purchased shares of the Issuer's Stock because they had individually determined that the Stock may present significant opportunities for realization of increased shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information included in the Form 10-Q filed by the Issuer for the quarter ended December 31, 2000, there were 14,760,248 shares of Stock outstanding as of February 12, 2001.

         a. The Reporting Persons, as members of a group, beneficially own 809,100 shares or 5.5% of the Issuer's Stock.

         b. Ernst Matthijs Hendrik Van der Lee has the sole power to vote and to dispose of 215,000 shares of the Issuer's Stock. Ernst-Willem Van der Lee has the sole power to vote and to dispose of 505,100 shares of the Issuer's Stock. Nicolaas P. Monteban has the sole power to vote and to dispose of 89,000 shares of the Issuer's Stock.
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CUSIP NO. 781748108                                            Page 4 of 5 pages

                                  SCHEDULE 13D


         c. The following transactions in the Issuer's Stock were effected by the Reporting Persons during the 60 days preceding the date of this report. All of such transactions were open market transactions.

                                                          NUMBER        PRICE
                  REPORTING PERSONS         DATE         OF SHARES    PER SHARE
                  EMH van der Lee         03/15/01         1,000        $ 1.318
                  EMH van der Lee         03/16/01           400        $ 1.344
                  EMH van der Lee         03/19/01         8,600        $ 1.289
                  EMH van der Lee         03/27/01         5,000        $ 1.178
                  EMH van der Lee         03/28/01         5,000        $  1.09

                  EW van der Lee          03/27/01         5,000        $ 1.178
                  EW van der Lee          03/28/01         5,000        $  1.09
                  EW van der Lee          04/02/01         3,000        $ 1.025

                  NP Monteban             03/30/01         1,000        $1.0625

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have agreed orally to act as a group. However, the Reporting Persons presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer's Stock or any of its other securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as exhibits to this Schedule 13D.

         EXHIBIT 1                                        Joint Filing Agreement
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CUSIP NO. 781748108                                            Page 5 of 5 pages

                                  SCHEDULE 13D


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ Ernst Matthijs Hendrik Van der Lee
------------------------------------------------
Ernst Matthijs Hendrik Van der Lee

Date:     04/16/01
     -------------------------------------------


 /s/ Ernst-Willem Van der Lee
------------------------------------------------
Ernst-Willem Van der Lee

Date:     04/16/01
     -------------------------------------------


 /s/ Nicolaas P. Monteban
------------------------------------------------
Nicolaas P. Monteban

Date:   04/16/01
     -------------------------------------------

                                 EXHIBIT INDEX


Exhibit
  No.           Description
-------         -----------
   1            Joint Filing Agreement